UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On March 22, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it issued a notice of full redemption with respect to its 5.700% Senior Secured Notes due 2025 (the “5.700% Notes”).

The aggregate principal amount of the 5.700% Notes being redeemed is U.S.$320,625,000.00, which represents the aggregate principal amount of 5.700% Notes that remained outstanding following a previous redemption by CEMEX of U.S.$750,000,000.00 of the 5.700% Notes which occurred on February 16, 2021. The 5.700% Notes are expected to be fully redeemed on April 21, 2021 (the “Redemption Date”) at a redemption price equal to 101.900% of the principal amount of the 5.700% Notes, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential.” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 22, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza Title: Chief Comptroller